UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-15206

Spirent Communications plc

(Exact name of registrant as specified in its charter)

Spirent House
Crawley Business Quarter
Fleming Way, Crawley
West Sussex RH10 9QL
United Kingdom
+44 (0) 1293 767676

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares
Ordinary Shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☒	Rule 12h-6(d) ☐

(for equity securities)	(for successor registrants)

Rule 12h-6(c) ☐	Rule 12h-6(i) ☐

(for debt securities)	(for prior Form 15 filers)

PART I

Item 1.                    Exchange Act Reporting History

Spirent Communications plc (“Spirent” or the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934 (the “Exchange Act”) on July 10, 2001.

Spirent has filed all reports required under Exchange Act section 13(a) or section 15(d) and corresponding U.S. Securities and Exchange Commission rules for the 12 months preceding the filing of this form, and it has filed at least one annual report under section 13(a).

Item 2.                    Recent United States Market Activity

Other than offerings to its employees, Spirent has not sold its securities in a registered offering under the Securities Act of 1933.

Item 3.                    Foreign Listing and Primary Trading Market

Spirent maintains a listing on the London Stock Exchange (“LSE”) in the United Kingdom.  The LSE is the primary trading market for the Company’s securities.

Spirent was initially listed on the LSE on July 13, 1955, and the listing of its Ordinary shares on the LSE has been maintained for at least the 12 months preceding the filing of this Form.

99.5% of trading in Spirent’s Ordinary shares occurred in the United Kingdom in the twelve month period beginning May 1, 2006 and ending April 30, 2007.

Item 4.                                                    Comparative Trading Volume Data

A.            The 12-month period used to meet the requirements of Rule 12h-6 began on May 1, 2006 and ended on April 30, 2007.

B.            Please find attached Exhibit 1.1 disclosing the comparative trading volume data (the average daily trading volume of the Ordinary shares of the Company in the United States and on a worldwide basis) in tabular format.

C.            For the same recent 12-month period, the average daily trading volume of the Company’s Ordinary shares in the United States was 0.5% of the average daily trading volume of the Company’s Ordinary shares on a worldwide basis.

D.            Spirent has not yet delisted its Ordinary shares from the New York Stock Exchange, although it anticipates doing so upon the filing of this Form.

E.             Spirent has not terminated its sponsored American depositary receipt facility.

F.             Spirent used Thomson Datastream as the provider of the trading volume information used to determine whether it meets the requirements of Rule 12h - 6.

Item 5.                    Alternative Record Holder Information

Not applicable.

Item 6.                    Debt Securities

Not applicable.

Item 7.                    Notice Requirement

Spirent published its notice, required by Rule 12h-6(h), disclosing its intent to terminate its duty to file reports under section 13(a) and 15(d) of the Exchange Act under cover of a Form 6-K on May 25, 2007.  The notice was also published on RNS newswire.

Item 8.                    Prior Form 15 Filers

Not applicable.

PART II

Item 9.                    Rule 12g3-2(b) Exemption

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at http://www.spirent.com/.

PART III

Item 10.                 Exhibits

1.1	Comparative trading volume data in tabular format

Item 11.                 Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Spirent Communications plc has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Spirent Communications plc certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

SPIRENT COMMUNICATIONS PLC

Eric G. Hutchinson
Chief Financial Officer